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                                                                    EXHIBIT 99.1

Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company or Control Person

Polycore Holding is the parent holding company of Polycore Optical and directly owns 95.43% of Polycore Optical. Budi Sartono and Bambang Sartono are control persons and together own 100% of Polycore Holding. Polycore Optical has direct beneficial ownership of the Common Stock.